Exhibit 12.1

TravelCenters of America LLC
Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2018	Years Ended December 31,
		2017	2016	2015	2014	2013
	(in thousands, except ratio amounts)
(Loss) income before income taxes, (loss) income from equity investees and noncontrolling interests(3)	$(13,419)	$(76,081)	$(9,036)	$40,202	$95,768	$2,331

Distributions received from equity investees	—	4,800	3,000	4,800	—	—
Fixed charges	31,249	123,381	118,248	106,344	93,101	90,880
Amortization of capitalized interest	38	136	90	30	41	31
Capitalized interest	(34)	(510)	(2,377)	(1,797)	(755)	(1,033)
Total earnings	$17,834	$51,726	$109,925	$149,579	$188,155	$92,209

Interest expense(1)	$7,611	$30,495	$28,438	$24,425	$17,241	$17,650
Estimated interest within real estate rent expense(2)	23,604	92,376	87,433	80,122	75,105	72,197
Capitalized interest	34	510	2,377	1,797	755	1,033
Total fixed charges	$31,249	$123,381	$118,248	$106,344	$93,101	$90,880

Ratio of earnings to fixed charges	0.57	0.42	0.93	1.41	2.02	1.01

Deficiency of earnings available to cover fixed charges	$(13,415)	$(71,655)	$(8,323)	$ N/A	$ N/A	$ N/A

(1)	Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)	Estimated interest within rent expense includes one third of rental expense, which approximates the interest component of operating leases.

(3)
As of January 1, 2018, ASU 2014-09 was adopted using the full retrospective method, which required us to restate our consolidated financial statements for the years ended December 31, 2017 and 2016. The years ended December 31, 2015, 2014 and 2013, were not restated in accordance with ASC 606.